

January 13, 2011

Mr. Kevin Taheri
Chief Executive Officer
Healthsport, Inc.
1620 Beacon Place
Oxnard, California 93033

> **Re:** **Healthsport, Inc.**
> **Form 10-K filed March 31, 2010**
> **File No. 000-23100**

Dear Mr. Taheri:

We have reviewed your supplemental response dated January 5, 2011 and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

1. We note your response to comment 1 and reissue the comment in part. Please provide a more substantive analysis that addresses:
   1) The basis for your belief that you have no obligation under Delaware law or your governing instruments regarding the need to elect directors and/or hold annual meetings;
   2) The basis for your belief that annual or other meetings are required only if your financial position has improved;
   3) The basis for your belief that a merger with SMI does not require a vote of your shareholders under Delaware law; and
   4) The basis for your belief that if Delaware law does not require a shareholder vote pertaining to a potential merger or other material corporate event, the company is not required to file a proxy or information statement pertaining to such transaction or event. In this regard, we note the requirements of Rule 14c-2 regarding the distribution of an information statement with respect to corporate action by written authorization or consent.

2. We note your response to comment 4. Please confirm that your proposed disclosure in future filings will be expanded to update the discussion to also include 2010 data and the status of your agreements with Perrigo and Destiny. In addition, please confirm you will disclose the aggregate amount of commissions you have advanced to Destiny and the amount of commissions Destiny has earned under the agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Mr. Mark Udell
    Chief Accounting Officer
    Healthsport, Inc.
    1620 Beacon Place
    Oxnard, California 93033